INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

July 9, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Chartwell Short Duration High Yield Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 3, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Chartwell Short Duration High Yield Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 529 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund

1.  Please file the contractual expense waiver agreement as an exhibit to the registration statement

Response:    The Registrant has included a copy of the Operating Expense Limitation Agreement as an exhibit to the Amendment.

Example

2.  Confirm that the expense Example is calculated to reflect the fee waiver/reimbursement only for the period it is contractually in effect.

Response:    The Registrant confirms that the expense Example is calculated to reflect the fee waiver/reimbursement only for the one year period it is contractually in effect.

Principal Investment Strategies

3.  The last sentence of the third paragraph of this section states “For example, the approximate percentage change in the price of a security …”, replace the phrase “change” with “decrease”.

Response:    The Registrant has made the requested revision:

4.  Please confirm in the response letter whether ETFs will count towards the Fund’s 80 percent policy of investing in high yield debt securities.  If yes, please add disclosure that the ETFs in which the Fund invests will invest substantially in high yield debt securities.  In addition, please consider whether disclosure of Acquired Fund Fees and Expenses (“AFFE”) is needed under the Fees and Expenses table in light of the Fund’s investments in ETFs.

Response:    The Registrant obtained confirmation from the Fund’s advisor that it intends to invest in ETFs the primarily invest in high yield debt securities and will be counted towards the 80 percent policy.  Accordingly, the Registration has added the statement: “The ETFs in which the Fund invests may invest substantially in high yield debt securities.  Such ETFs are taken into account when determining how much of the Fund’s net assets have been invested in high yield securities.”  The Registrant does not anticipate the Fund’s investments in ETFs to result in AFFE exceeding 0.01% of the Fund’s average net assets during its first fiscal year and has been included in “Other Expenses” line item.  Accordingly, a separate subcaption for “AFFE” under the “Fees and expenses” table is deemed not necessary.

5.  The last sentence of the sixth paragraph of this section states that “The expenses associated wit ETFs are typically lower than the expenses associated with investing in individual stocks.”  Please add disclosure to state the Fund’s investment in ETFs will incur duplication of fees.

Response:    A following statement describing the duplication of fees is included in “ETF Risk” under the “Principal Risks of Investing” section.   .

“Investing in ETFs, which are investment companies, may involve duplication of advisory fees and certain other expenses.  The Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs.”

Principal Risks of Investing

6.  Add interest rate risk separate from “Fixed Income Securities Risks”.

Response:    The Registrant has made the requested revision.

7.  Credit Risk paragraph refers to “financial contracts (such as certain derivatives, repurchase agreements, reverse repurchase agreements, and when-issued, delayed delivery and forward commitment transactions)”, please confirm in the response letter whether these financial contracts will be principal investments

Response:    The Registrant confirms that it does not expect the above mentioned financial contracts to be principal investments of the Fund.

Prior Performance for Similar Accounts Managed by the Advisor

8.  Please confirm whether the advisor manages other registered investment companies with investment objectives and strategies substantially similar to those of the Fund during the periods presented.  If there were, pleas confirm if those registered investment companies are included in the composite returns presented.

Reponses:    The Fund has confirmed with its advisor that, it did not manage any other registered investment companies with investment objectives and strategies substantially similar to those of the Fund.

9.  Please replace “may be” with “is” in the first sentence of the third paragraph of this section.

Response:    The Registrant has made the requested revision.

10.  Add to the “*” footnote to the performance table that the net composite returns presented are net of all fees and expenses.

Response:    The Registrant has made the requested revision.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

THE TRUST AND THE FUND

11.  Consider adding reference to shareholder services fee being applicable only to Class A shares in the last paragraph of this section.

Response:    The Registrant has made the requested revision.

Shareholder Service Plan

12.  Please clarify that the Shareholder Service Plan is specific to Class A shares.

Response:    The Registrant has made the requested revision.

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer

3